Securities and Exchange Commission

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 4)

RESTORATION HARDWARE, INC.

(Name of Subject Company (issuer))

RESTORATION HARDWARE, INC.

(Names of Filing Person (offeror))

Options to Purchase Shares of Common Stock, Par Value $0.0001 per Share

(Title of Class of Securities)

760981100

(CUSIP Number of Class of Securities of Underlying Common Stock)

Gary G. Friedman

Chairman, President and Chief Executive Officer

15 Koch Road, Suite J

Corte Madera, California 94925

(415) 924-1005

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

Gavin B. Grover, Esq.

Morrison & Foerster LLP

425 Market Street

San Francisco, California 94105-2482

(415) 268-7000

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$361,994.00	$14.23

*	Calculated solely for purposes of determining the filing fee. This amount is based on the Black-Scholes-Merton option valuation model, and assumed that outstanding options covering an aggregate of 294,484 shares of common stock of Restoration Hardware, Inc. were to be amended pursuant to this offer.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, is based on a rate equal to $39.30 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14.23

Form or Registration No.: 005-54313

Filing Party: Restoration Hardware, Inc.

Date Filed: March 17, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.

☒	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 4 to the Schedule TO (“Amendment No. 4”) amends and supplements the Schedule TO and the Offer to Amend Eligible Options (the “Offering Memorandum”) filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2008, as amended by that certain Amendment No. 1 to the Schedule TO (“Amendment No. 1”) filed with the SEC on April 28, 2008, that certain Amendment No. 2 to the Schedule TO (“Amendment No. 2”) filed with the SEC on June 3, 2008, and that Certain Amendment No. 3 to the Schedule TO (“Amendment No. 3”) filed with the SEC on June 11, 2008, in connection with the offer by Restoration Hardware, Inc. (the “Company”) to certain option holders to amend certain portions of certain stock options in order to limit the potential adverse personal tax consequences that may apply to these stock options under Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations and guidance issued by the U.S. Internal Revenue Service thereunder. This Amendment No. 4 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended, for the purpose of reporting the results of the Offer to Amend Eligible Options, pursuant to the terms and conditions set forth in the Offering Memorandum and the related Election Form attached hereto as Exhibit 99.(a)(1)(B) (the “Election Form”) and Stock Option Amendment and Cash Bonus Agreement attached hereto as Exhibit 99.(a)(1)(F) (together with the Offering Memorandum and the Election Form, as they each may have been amended or supplemented through the date hereof, the “Offer”). Except as amended and supplemented hereby and by Amendment No. 1, Amendment No. 2, and Amendment No. 3 thereto, all terms of the Offer and the Offering Memorandum and all disclosure set forth in the Schedule TO and the Exhibits thereto remain unchanged.

Item 4 of the Schedule TO is hereby amended by adding the following at the end of Item 4(a):

“The Offer expired at 11:59 p.m., Pacific Time, on June 16, 2008. Pursuant to the Offer, the Company has amended outstanding Eligible Options covering an aggregate of 280,747 shares of common stock of the Company to increase the exercise price of each such option to the fair market value per share of common stock of the Company on the remeasured grant date of that option. In addition, because the Acquisition Closing Condition (as defined in the Offering Memorandum) has been satisfied, the participants whose Eligible Options have been so amended shall receive Cash Bonuses, if any, with respect to each Amended Option (as defined in the Offering Memorandum) calculated using the Acquisition Spread Price (as defined in the Offering Memorandum). The Company has sent or will send via email to each Eligible Optionee who made an election to participate in the Offer a Final Election Confirmation Statement substantially in the form of Exhibit 99.(a)(1)(E) to the Schedule TO confirming each such Eligible Optionee’s final elections with respect to his/her Eligible Options.”

Item 12 of the Schedule TO is hereby amended and restated as follows:

Item 12.	Exhibits

The Exhibit Index included in this Schedule TO is incorporated herein by reference.

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RESTORATION HARDWARE, INC.

By:	/s/ Chris Newman
Name:	Chris Newman
Title:	Senior Vice President, Chief Financial Officer and Secretary

Dated: June 17, 2008

EXHIBIT INDEX

Exhibit Number	Description
99.(a)(1)(A)*	Offer to Amend Eligible Options dated March 17, 2008.

99.(a)(1)(B)*	Form of Election Form.

99.(a)(1)(C)*	Form of Email: Election Confirmation Statement (Pre-Expiration Time).

99.(a)(1)(D)*	Form of Email Regarding Failure to Make an Election.

99.(a)(1)(E)*	Form of Email: Final Election Confirmation Statement (Post-Expiration Time).

99.(a)(1)(F)***	Form of Stock Option Amendment and Cash Bonus Agreement.

99.(a)(1)(G)*	E-mail of Announcement of Tender Offer dated March 17, 2008.

99.(a)(1)(H)	Restoration Hardware, Inc.’s Form 10-K for the fiscal year ended February 2, 2008, filed with the Securities and Exchange Commission on April 17, 2008, as amended by Amendment No. 1 thereto, filed with the Securities and Exchange Commission on June 2, 2008, in each case incorporated herein by reference.

99.(a)(1)(I)	Restoration Hardware, Inc.’s Form 10-Q for the quarterly period ended May 3, 2008, filed with the Securities and Exchange Commission on June 3, 2008 and incorporated herein by reference.

99.(a)(1)(J)**	Email of Extension of Expiration Date of the Offer to Amend Eligible Options.

99.(a)(1)(K)***	Email of Extension of Expiration Date of the Offer to Amend Eligible Options and Amendment No. 2 to the Offering Memorandum.

99.(a)(1)(L)****	Email of Extension of Expiration Date of the Offer to Amend Eligible Options and Amendment No. 3 to the Offering Memorandum.

99.(b)	Not applicable.

99.(d)(1)(A)	1998 Stock Incentive Plan Amended and Restated on October 9, 2002 (incorporated by reference to exhibit number 10.1 of Form 10-Q for the quarterly period ended November 2, 2002 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on December 23, 2002).

99.(d)(1)(B)	Form of Notice of Grant of Stock Option and Stock Option Agreement for the Discretionary Option Grant Program under the Restoration Hardware, Inc. 1998 Stock Incentive Plan as Amended and Restated October 9, 2002 (incorporated by reference to exhibit number 10.1 of Form 8-K filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on November 9, 2004).

99.(d)(1)(C)	Form of Notice of Grant of Stock Option, Stock Option Agreement and Early Exercise Stock Purchase Agreement for the Automatic Option Grant Program under the Restoration Hardware, Inc. 1998 Stock Incentive Plan as Amended and Restated October 9, 2002 (incorporated by reference to exhibit number 10.2 of Form 8-K filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on November 9, 2004).

99.(d)(1)(D)	Form of Notice of Grant of Stock Option and Stock Option Agreement for the Director Fee Option Grant Program under the Restoration Hardware, Inc. 1998 Stock Incentive Plan as Amended and Restated October 9, 2002 (incorporated by reference to exhibit number 10.3 of Form 8-K filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on November 9, 2004).

99.(d)(1)(E)	Restoration Hardware, Inc. 1998 Stock Incentive Plan, as Amended and Restated on April 9, 2007 (incorporated by reference to exhibit number 10.2 of Form 10-Q for the quarterly period ended May 5, 2007 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on June 14, 2007).

99.(d)(1)(F)	Restoration Hardware, Inc. 2007 Stock Incentive Plan (incorporated by reference to exhibit number 10.1 of Form 10-Q for the quarterly period ended August 4, 2007 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on September 13, 2007).

99.(d)(1)(G)	Form of Stock Option Agreement for Employees under the Restoration Hardware, Inc. 2007 Stock Incentive Plan (incorporated by reference to exhibit number 10.2 of Form 10-Q for the quarterly period ended August 4, 2007 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on September 13, 2007).

99.(d)(1)(H)	Form of Non-Plan Notice of Grant of Stock Option and Stock Option Agreement (incorporated by reference to exhibit number 10.42 of Form 10-Q for the quarterly period ended November 3, 2001 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on December 18, 2001).

99.(d)(1)(I)	Notice of Grant of Stock Option and Option Agreement between Restoration Hardware, Inc. and Gary G. Friedman, dated March 18, 2001 (incorporated by reference to exhibit number 10.3 of Form 10-Q for the quarterly period ended August 3, 2002 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on September 17, 2002).

99.(d)(1)(J)	Notice of Grant of Stock Option and Stock Option Agreement between Restoration Hardware, Inc. and Gary G. Friedman, dated February 5, 2004 (incorporated by reference to exhibit number 10.3 of Form 10-Q for the quarterly period ended May 1, 2004 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on June 7, 2004).

99.(d)(1)(K)	Notice of Grant of Stock Option and Stock Option Agreement between Restoration Hardware, Inc. and Gary G. Friedman, dated February 5, 2004 (incorporated by reference to exhibit number 10.5 of Form 10-Q for the quarterly period ended May 1, 2004 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on June 7, 2004).

99.(d)(1)(L)	Employment Offer Letter, dated February 28, 2006, from Restoration Hardware, Inc. to Chris Newman (incorporated by reference to exhibit number 10.44 of Form 10-K for the fiscal year ended January 28, 2006 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on April 12, 2006).

99.(d)(1)(M)	Employment Offer Letter, dated May 9, 2006, from Restoration Hardware, Inc. to Ken Dunaj (incorporated by reference to exhibit number 10.45 of Form 10-Q for the quarterly period ended July 29, 2006 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on September 7, 2006).

99.(d)(1)(N)	Agreement and Plan of Merger, dated November 8, 2007, by and among Restoration Hardware, Inc., Home Holdings, LLC and Home Merger Sub, Inc. (incorporated by reference to exhibit number 2.1 of Form 8-K filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on November 8, 2007).

99.(d)(1)(O)	Amendment No. 1 to Offer Letter between the Company and Chris Newman dated November 15, 2007 (incorporated by reference to exhibit number 10.1 of Form 8-K filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on November 16, 2007).

99.(d)(1)(P)	Amendment No. 1 to Offer Letter between the Company and Ken Dunaj dated November 15, 2007 (incorporated by reference to exhibit number 10.2 of Form 8-K filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on November 16, 2007).

99.(d)(1)(Q)	Employment Offer Letter, dated June 2, 2006, from Restoration Hardware, Inc. to Vivian Macdonald (incorporated by reference to exhibit number 10.46 of Form 10-Q for the quarterly period ended July 29, 2006 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on September 7, 2006).

99.(d)(1)®	Letter Agreement, dated June 5, 2006, between Restoration Hardware, Inc. and Bonnie McConnell-Orofino (incorporated by reference to exhibit number 10.47 of Form 10-Q for the quarterly period ended July 29, 2006 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on September 7, 2006).

99.(d)(1)(S)	Offer of Employment Letter for Gary G. Friedman dated as of March 15, 2001 (incorporated by reference to exhibit number 10.30 of Form 8-K filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on April 2, 2001).

99.(d)(1)(T)	Compensation and Severance Agreement between Restoration Hardware, Inc. and Gary G. Friedman, amended and restated February 5, 2004 (incorporated by reference to exhibit number 10.2 of Form 10-Q for the quarterly period ended May 1, 2004 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on June 7, 2004).

99.(d)(1)(U)	First Amendment, dated January 24, 2008, to the Agreement and Plan of Merger, dated as of November 8, 2007, by and among Restoration Hardware, Inc., Home Holdings, LLC, and Home Merger Sub, Inc. (incorporated by reference to exhibit number 2.1 of Form 8-K filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on January 24, 2008).

99.(d)(1)(V)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Gary G. Friedman, dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(17) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(W)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital LP, dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(18) of the Schedule

13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(X)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital Overseas Master Fund, LP, dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(19) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(Y)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital Concentrated Long Master Fund LLC, dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(20) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(Z)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenn J. Krevlin, dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(21) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(AA)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Micro Cap Partners, L.P., dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(22) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(BB)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Palo Alto Small Cap Master Fund, L.P., dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(23) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(CC)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and UBTI Free, L.P., dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(24) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton

Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(DD)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Reservoir Master Fund, L.P., dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(25) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(EE)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Vardon Capital Management, LLC, dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(26) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(FF)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Gary G. Friedman, dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(27) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(GG)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital LP, dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(28) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(HH)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital Overseas Master Fund, LP, dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(29) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(II)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital Concentrated Long Master Fund LLC, dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(30) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(JJ)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenn J. Krevlin, dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(31) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(KK)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Micro Cap Partners, L.P., dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(32) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(LL)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Palo Alto Small Cap Master Fund, L.P., dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(33) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(MM)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and UBTI Free, L.P., dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(34) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(NN)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Reservoir Master Fund, L.P., dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(35) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(OO)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Vardon Capital Management, LLC, dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(36) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(g)	Not applicable.
99.(h)	Not applicable.

*	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on March 17, 2008, and incorporated herein by reference.
**	Previously filed with Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on April 28, 2008, and incorporated herein by reference.
***	Previously filed with Amendment No. 2 to the Schedule TO filed with the Securities and Exchange Commission on June 3, 2008, and incorporated herein by reference.
****	Previously filed with Amendment No. 3 to the Schedule TO filed with the Securities and Exchange Commission on June 11, 2008, and incorporated herein by reference.